DOUGLAS DYNAMICS, INC.
7777 NORTH 73rd STREET
MILWAUKEE, WISCONSIN 53223
(414) 354-2310

May 3, 2010

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3030
100 F Street, NE
Washington, D.C. 20549

Attention: Geoffrey Kruczek

Re:
Douglas Dynamics, Inc.
Registration Statement on Form S-1 (File No. 333-164590)

Dear Mr. Kruczek:

        As we discussed with you today, Douglas Dynamics, Inc., a Delaware corporation (the "Company"), respectfully requests the withdrawal of any and all acceleration requests submitted to the SEC with respect to the Company's Registration Statement on Form S-1 (File No. 333-164590).

Very truly yours,
DOUGLAS DYNAMICS, INC.,
/s/ Robert McCormick
Robert McCormick Vice President, Chief Financial Officer, Treasurer and Secretary